UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934

Innovo Group Inc.
(Name of Issuer) Common Stock, par value $0.10 per share
(Title of Class of Securities) 457954600
(CUSIP Number) Windsong DB, LLC 1599 Post Road East Westport, CT 06880 Telephone: (203) 310-3600 with a copy to: Nazim Zilkha Mayer, Brown, Rowe & Maw LLP 1675 Broadway New York, NY 10019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) December 19, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 457954600	13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Windsong DB, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,417,173 (1)
8	SHARED VOTING POWER -0-
9	SOLE DISPOSITIVE POWER 3,417,173 (1)
10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,417,173 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2% (2)

14	TYPE OF REPORTING PERSON
OO

(1) Windsong also owns a warrant to purchase up to 1,025,152 shares of Common Stock, as adjusted, at an exercise price per share of $0.58, as adjusted (the “Warrant Shares”). Such Warrant Shares are exercisable at any time beginning on the 181st day following the initial issuance date of December 19, 2006 and thus are not beneficially owned, as defined in Rule 13d-3(a), by Windsong.

(2) Based upon 41,177,801 shares of Common Stock outstanding, which number was derived by adding 34,343,454 shares of Common Stock outstanding as of December 19, 2006, as represented by the Issuer in the Purchase Agreement, and 6,834,347 shares of Common Stock issued and sold on December 19, 2006, as represented by the Issuer in its Current Report on Form 8-K filed on December 26, 2006.

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Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.10 per share (the “Common Stock”), of Innovo Group Inc. (the “Issuer”), which has its principal executive office at 5901 South Eastern Avenue, Commerce, CA 90040.

Item 2. Identity and Background

This statement on Schedule 13D is being filed by Windsong DB, LLC (“Windsong”), a limited liability company formed under the laws of the state of Delaware.

                The principal business address of  Windsong  is 1599 Post Road East, Westport, CT 06880.

During the last five (5) years,  Windsong has not been convicted in a criminal proceeding.

During the last five (5) years, Windsong has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The securities of the Issuer beneficially owned by the Reporting Persons are Common Stock. The source of funds for the acquisitions were funds of Windsong. On December 19, 2006, Windsong and the Issuer entered into a definitive Securities Purchase Agreement, dated as of December 19, 2006 (the “Purchase Agreement”), pursuant to which Windsong acquired 3,417,173 shares of Common Stock, par value $0.10, in an all-cash transaction for a purchase price of $0.53 per share, or an aggregate purchase price of $1,811,101.69 pursuant to the terms and conditions set forth in Annex I thereto and the warrant to purchase 1,025,152 of Innovo’s Common Stock, par value $0.10 per share, in whole or in part, at an exercise price per share of $0.58 per share (the “Warrant Shares”), pursuant to the terms and conditions set forth in Annex II thereto. The Warrant Shares are exercisable at any time beginning on the 181st day following the initial issuance date of December 19, 2006. The Purchase Agreement includes customary representations, warranties, covenants and indemnification provisions.

A copy of the Purchase Agreement is filed as Exhibit 1 and is incorporated herein by reference.

Item 4. Purpose of Transaction

Windsong considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business and may, from time to time, depending on its evaluation of the market for the Common Stock, the Issuer’s business and financial condition and operating results and general market and industry conditions, decide to increase or decrease its holdings of the Common Stock or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

Windsong does not have any plans or proposals of the type set forth in clauses (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages of this Statement is incorporated herein by reference. As of the date hereof, Windsong has (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 3,417,173 shares of Common Stock, which represents approximately 8.2% of the shares of Common Stock deemed issued and outstanding as of December 26, 2006, as represented by the Issuer in the Purchase Agreement and its Current Report on Form 8-K filed on December 26, 2006.

The Warrant Shares have not yet been purchased and can be purchased at any time beginning on the 181st day following the initial issuance date of December 19, 2006.

(c) Except as set forth or incorporated herein the Reporting Person has not effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

1.

Securities Purchase Agreement, dated December 19, 2006, by and between Innovo Group Inc. and Windsong DB, LLC (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K, dated December 25, 2006 (filed December 26, 2006)).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 29, 2006

WINDSONG DB, LLC

/s/ William Sweedler

Name: William Sweedler
Title: Authorized Officer

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